Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

January 6, 2014	direct dial 202 508 5884 direct fax 202 204 5611 cgattuso@kilpatricktownsend.com

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Square 1 Financial, Inc.
Confidential Draft Registration Statement on Form S-1
File No. 377-00377

Dear Mr. Clampitt:

On behalf of Square 1 Financial, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s confidential draft registration statement on Form S-1 filed with the Commission on November 26, 2013 (the “Confidential Registration Statement”) contained in your letter dated December 20, 2013 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are publicly filing a Registration Statement (the “Public Registration Statement”) on the date hereof, and we will separately furnish to the Staff a copy of the Public Registration Statement marked to show the changes made to the Confidential Registration Statement as filed on November 26, 2013. References to page numbers in the responses below correspond to the separately furnished marked copy of the Public Registration Statement.

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Public Registration Statement has been revised in response to such comments. Page numbers referenced in the responses refer to page numbers in the Public Registration Statement.

Form S-1 DRS

General

Comment No. 1

Please complete the many blanks in the document including those in the following sections:

•	cover page;

Mr. Michael R. Clampitt

January 6, 2014

•	Summary, page 1; and

•	Principal and selling shareholders, page 90.

Response to Comment No. 1

The Staff’s comment is noted. A significant portion of the blanks in the prospectus will be completed as soon as a pricing range of the offering is determined. We will likewise provide any missing information with respect to selling shareholders, including the number of shares being offered by them, as soon as that information is available.

Comment No. 2

Revise to add a section required by Item 505 of Regulation S-K. In this regard, add the item to the Table of Contents and include in the front part of the Prospectus.

Response to Comment No. 2

The requirements of Item 505 of Regulation S-K are included in the section “Underwriting—Offering Price Determination” on page 120 of the prospectus. In addition, this disclosure has been added to “The Offering” section of the prospectus on page 10.

Comment No. 3

Noting the Selling Shareholder section on page 90, revise the heading on the cover page of the Prospectus to provide how many shares will be offered by selling shareholders and how many by the Company. Provide similar disclosures relating to the over-allotment option.

Response to Comment No. 3

The cover page has been revised to provide for the requested disclosure. The related blanks regarding the number of shares offered by the selling shareholders will be completed as soon as practicable.

Comment No. 4

Please note the requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Response to Comment No. 4

The consent is included as Exhibit 23.1 to the Form S-1.

Mr. Michael R. Clampitt

January 6, 2014

About this Prospectus, page i

Comment No. 5

Revise to delete the fifth sentence of the first paragraph and the first two sentences of the fourth paragraph or, advise the staff of the basis and/or specific rules for having such statements.

Response to Comment No. 5

The referenced disclosure has been deleted.

Implications of Being an Emerging Growth Company, page i

Comment No. 6

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and

•	supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment No. 6

In addition to the Company’s five largest shareholders who have registration rights, Sandler O’Neill & Partners, L.P., as representative of the underwriters, provided the Confidential Registration Statement to three institutional accredited investors that are currently significant shareholders of the Company but that do not have registration rights, to determine their potential interest in selling or buying into the offering. In addition to the five largest shareholders who possess registration rights, the Company will provide the publicly filed Form S-1 to the three institutional accredited investors who previously received the Confidential Registration Statement.

No broker or dealer participating, or who will participate in our offering, has published or distributed any research reports about us in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Mr. Michael R. Clampitt

January 6, 2014

Prospectus Summary, page 1

Overview, page 1

Comment No. 7

Please revise the first paragraph of the section entitled “Overview” to identify the material differences between a “venture bank” as you define yourself and other banks, including, but not limited to, the terms and amounts of your loans, your underwriting standards and the forms of collateral you accept. In addition, revise to disclose whether you take any equity interests in your customers/borrowers.

Response to Comment No. 7

The prospectus has been revised on page 1 in response to the Staff’s comment.

Balance Sheet Strength, page 1

Comment No. 8

Please revise the first paragraph as follows:

•	revise your statement that “many” of your customers “hold high cash balances” with you to quantify the percentage of your deposits that are from your borrowers;

•	disclose the percentage of your loan portfolio that is secured and the typical forms of security as well as the role of guarantees; and

•	discuss any arrangements or understandings between you and venture firms or other persons that make deposits with you relating to your lending money to entities in which they have made or plan to make investments.

Response to Comment No. 8

With respect to the first bullet above, disclosure has been added to the second paragraph of page 2 of the prospectus in response to the Staff’s comment. With respect to the second bullet above, disclosure has been added to the second and third paragraphs of page 1 of the prospectus in response to the Staff’s comment. With respect to the third bullet above, disclosure has been added to the second paragraph of page 1 of the prospectus in response to the Staff’s comment.

A Specialized Market, page 2

Comment No. 9

Please revise the first paragraph as follows:

•	identify the “the extensive controls” that you state you have but most banks do not have to make loans to borrowers that do not have either revenue or an established product; and

Mr. Michael R. Clampitt

January 6, 2014

•	estimate the percentage of the amount of your loans that are to borrowers that are seed/start up, early stage, expansion stage and late stage emerging companies.

Response to Comment No. 9

The fourth paragraph of page 2 of the prospectus has been revised in response to the Staff’s comment.

Comment No 10.

Please revise the second paragraph as follows:

•	explain the basis for your statement that there are a “limited number of financial institutions and specialty lending companies” serving entrepreneurial companies and venture firms;

•	identify the “substantial barriers to entry”;

•	explain in detail the “unique banking model” to which you refer; and

•	reconcile your claims of “our unique position” with your statements in the last risk factor on page 15 that you compete with “other banks and specialty and diversified financial service companies and venture debt funds, many of which are larger than us” and statements on page 39 regarding the many competitors for deposits.

Response to Comment No. 10

The second paragraph of this section on page 2 of prospectus has been revised in response to the Staff’s comment. The references noted in the second, third and fourth bullets above have been deleted.

The Offering, page 8

Comment No. 11

Revise to add a third line item “Common Shares Outstanding after completion of the offering assuming all outstanding convertible/exercisable securities are converted into Class A Shares.” Include the shares excluded below as well as the Class B shares and any other outstanding instruments that are convertible/ exercisable into Class A shares.

Response to Comment No. 11

The prospectus has been revised on page 9 in response to the Staff’s comment.

Mr. Michael R. Clampitt

January 6, 2014

Comment No. 12

Revise to provide a breakdown of the trust preferred outstanding into principal and accrued interest outstanding.

Response to Comment No. 12

The prospectus has been revised on page 10 in response to the Staff’s comment.

Risk Factors, page 13

Risks Relating to the Offering, page 20

Comment No. 13

Please add a risk factor addressing the risks relating to the control of your company exercised by five funds that are the beneficial owners of more than half of your common stock and have their employees serving as four of your twelve directors as direct representatives of the funds.

Response to Comment No. 13

The prospectus has been revised to add the requested risk factor on page 27.

Business, page 29

Comment No. 14

Please revise the section entitled “Overview” as follows:

•	revise the second paragraph to explain how you “focus on venture firms” and explain your relationship with them;

•	revise the third paragraph to disclose more detail regarding your acquisition including the purchase price;

•	revise the fourth paragraph to explain the basis for your claim of “double digit growth since our formation” since we note several years in which net income was negative; and

•	reconcile your claim that there are a “limited number of competitors that focus solely on the entrepreneurial and venture markets” with your statements in the last risk factor on page 15.

Response to Comment No. 14

With respect to the first bullet above, disclosure has been added to the fourth paragraph of page 36 of the prospectus in response to the Staff’s comment. With respect to the second bullet above, disclosure has been added to the first incomplete paragraph on page 37 of the prospectus in

Mr. Michael R. Clampitt

January 6, 2014

response to the Staff’s comment. With respect to the third bullet above, disclosure has been added to the first paragraph on page 37 of the prospectus in response to the Staff’s comment. With respect to the fourth bullet above, the disclosure has been revised to clarify that, although there are a limited number of commercial banks that focus on the venture market, they are larger financial institutions with greater resources than the Company. As a result, as discussed in “Recent Developments” on page 16 and “Risk Factors” on pages 21-22, these competitors can impact loan pricing and yield which could adversely impact the Company’s results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Allowance for Loan Losses, page 45

Comment No. 15

We note you use a loan loss migration statistical model to forecast losses for the loan portfolio, which is calculated using loss history over the trailing six month period, over the trailing twelve month period, and since the bank’s inception in 2005. Please tell us, and revise your next amendment, to provide additional disclosure as to how you apply these three methodologies, and if you adjust the overall weighting to more heavily weight certain time periods. Please also disclose whether this methodology is consistently employed for each loan category.

Response to Comment No. 15

The prospectus has been revised on pages 52-53 and F-10 in response to the Staff’s comment.

Executive Overview of Recent Financial Performance, page 49

Comment No. 16

As required by Item 303(a) and Release No. 33-8350, please revise this section to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations. Given the relatively large percentage of your assets that are investments, please analyze the effects, if any, of the Volcker Rule on you.

Response to Comment No. 16

The fourth paragraph of page 56 and the first sentence on page 18 of the prospectus have been revised in response to the Staff’s comment. In addition, a section specifically addressing the Volcker Rule has been added on page 18.

Mr. Michael R. Clampitt

January 6, 2014

2011 vs. 2010, page 58

Comment No. 17

Noting your disclosure regarding losses on non-agency mortgage-backed securities and the write-down of $6.8M to help address future losses, please revise here and in the footnotes to the financial statements to disclose how addressing future losses through the write down was identified and measured and how that process was considered in considering fair value at the balance sheet dates.

Response to Comment No. 17

The prospectus has been revised on pages 66 and F-8 in response to the Staff’s comment.

Investments Securities, page 66

Comment No. 18

Please revise to provide a discussion of the characteristics of the loans underlying your non-agency mortgage-backed securities, including who issued them, the nature of the underlying loans (e.g. first liens, HELCO) and their credit quality characteristics (e.g. conforming, non-conforming, sub-prime). Also, discuss how you monitor the risks associated with them considering the nature of the underlying loans.

Response to Comment No. 18

The prospectus has been revised on page 74 in response to the Staff’s comment.

Comment No. 19

Please revise to provide an expanded discussion of the nature of your asset backed securities, included identification of the issuers, the nature of the underlying assets and how you monitor the underlying credit quality.

Response to Comment No. 19

The prospectus has been revised on page 74 in response to the Staff’s comment.

Equity Warrant Assets, page 67

Comment No. 20

Revise to provide an expanded discussion of the circumstances under which you obtain warrants, including whether you only receive warrants for loan commitments and not in lieu of fees, interest or delinquent payments. In addition, explain here or elsewhere how they are initially valued and how much of the $5.2 million is held in warrants for not publicly traded companies.

Mr. Michael R. Clampitt

January 6, 2014

Response to Comment No. 20

The prospectus has been revised on pages 1, 75 and F-12 and F-13 in response to the Staff’s comment.

Management, page 78

Board of Directors, page 78

Comment No. 21

Please revise the second paragraph to disclose whether shareholders have approved each appointment of the five representatives of the five major shareholders. Explain the legal authority for the appointment by reference to your By-Laws or Articles of Incorporation.

Response to Comment No. 21

The prospectus has been revised on page 86 in response to the Staff’s comment.

Corporate Governance Principles and Board Matters, page 81

Comment No. 22

Please revise to comply with Item 11(n) of Form S-1 and Item 407 of Regulation S-K including but not limited to Item 407(b).

Response to Comment No. 22

The disclosures required by Item 404 of Regulation S-K pursuant Item 11(n) of Form S-1 are included in the prospectus under the section “Certain Relationships and Related Party Transactions.” The disclosure required by Item 407(a) of Regulation S-K pursuant to Item 11(n) of Form S-1 is included in the prospectus under the “Director Independence” subheaading under the section “Management—Board of Directors” on page 88. Item 11(n) of Form S-1 does not require any further disclosure pursuant Item 407 of Regulation S-K. Please note that the Company has voluntarily included corporate governance disclosure covering many of the required provisions under the remainder of the disclosures required by Item 407 of Regulation S-K under the “Management” section of the prospectus.

Mr. Michael R. Clampitt

January 6, 2014

Certain Relationships and Related Party Transactions, page 97

Comment No. 23

Please reconcile your descriptions on pages 97 and 98 of your private placements of securities with the five funds with the Form D you filed dated November 27, 2012 which states the offering amount was $778,250 and the Form D you filed dated December 19, 2012 which states the offering amount was $1,843,985. In addition, consistent with Item 404(a), please revise the section to disclose the information required by Item 701 (a) through (d) for each transaction/issuance.

Response to Comment No. 23

The descriptions of the private placements conducted with the five funds on pages 105 and 106 of the prospectus are accurate. None of the five funds participated in the November 2012 private placement reflected in the Form D dated November 27, 2012. Northaven was the only one of the five funds to participate in the December 2012 private placement reflected in the Form D dated December 19, 2012. No other disclosure is required under Item 404(a) of Regulation S-K with respect to any of the other participants in those private placements. The prospectus has been revised on page 106 to include the information under Item 701(a)-(d) in response to the Staff’s comment.

Comment No. 24

Please provide disclosure required by Item 404(a) regarding the “other financial services related transactions” with related persons disclosed on page 99.

Response to Comment No. 24

The prospectus has been revised on page 107 to delete the reference to “other financial services related transactions.”

Notes to Consolidated Financial Statements

General

Comment No. 25

Please revise the footnotes to provide increased transparency around the warrants you hold and the stage at which you recognize income from them. Realizing the number of warrants you hold, it may be pertinent to consider summary information by industry or funding stage and to include more detailed information of the warrants for which income was recognized and on which fair value marks were recorded.

Mr. Michael R. Clampitt

January 6, 2014

Response to Comment No. 25

The notes to the financial statements have been revised on pages F-12 and F-13 in response to the Staff’s comment.

Comment No. 26

Please revise to disclose the total amount of warrants exercised to date, where the related securities are recorded and to include related fair value disclosures.

Response to Comment No. 26

The notes to the financial statements have been revised on pages F-13 and F-34 in response to the Staff’s comment. Information related to fair value disclosures of the warrants is included in Note 17 to the financial statements.

Note 2. Summary of Significant Accounting Policies

General

Comment No. 27

Please revise to clarify the specific nature of the loan documentation fees and the basis for recognizing them as received. Refer to ASC 310-20.

Response to Comment No. 27

The notes to the financial statements have been revised on page F-11 in response to the Staff’s comment.

Troubled Debt Restructurings (“TDRs”), F-11

Comment No. 28

We note your disclosure that certain TDRs arise from the modification of a loan where the Bank has granted a concession, for other than an insignificant period of time. In your next amendment, please define an “insignificant period of time”, describe the types of short-term modifications performed, and explain your rationale for not classifying them as TDRs. Also, please quantify the number and dollar amount of short-term modifications performed in the periods presented not classified as TDRs.

Mr. Michael R. Clampitt

January 6, 2014

Response to Comment No. 28

The sixth paragraph of page F-11 has been revised to delete the reference to “for other than an insignificant period of time” as this was a mischaracterization of the Company’s practice with respect to TDRs. The Staff is supplementally advised that the Company identifies TDRs in accordance with ASU No. 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.”

Income Recognition on Impaired and Nonaccrual Loans, page F-11

Comment No. 29

Please revise to clarify the statement that interest income may be recognized on a cash basis when there is an expectation that the recorded balance of a non-accrual loan will be collected. Specifically, disclose on what you base that expectation and at what stage of delinquency the loan is when that determination is made.

Response to Comment No. 29

The second paragraph of page F-12 has been revised to delete the statements that are the subject of the Staff’s comment. These were inaccurate statements. The Company has never recognized interest income on a non-accrual loan.

Foreclosed Assets, page F-11

Comment No. 30

Please revise to disclose the basis for including foreclosure costs in the recorded investment for foreclosed assets.

Response to Comment No. 30

The third paragraph on page F-12 has been revised to delete the reference to this accounting practice. The Company has not historically and does not currently include foreclosure costs in the recorded investment for foreclosed assets.

Earnings Per Share, page F-14

Comment No. 31

Please revise to provide the disclosure required by ASC 260-10-50.

Mr. Michael R. Clampitt

January 6, 2014

Response to Comment No. 31

The notes to the financial statements have been revised on page F-15 in response to the Staff’s comment.

Note 4. Loans and Allowances for Loan Losses, page F-19

Comment No. 32

We note your disclosure on page 71 of non-performing loans by stage and believe that similar disclosure on a portfolio basis may provide an investor additional insight into the credit risks therein. Please revise accordingly.

Response to Comment No. 32

The amount of non-performing loans by portfolio segment is reflected in the nonperforming asset table on page 78.

Comment No. 33

We note your statement on page 40 that the primary repayment source for early stage companies is the venture investment round held in deposit accounts with you. Please revise to disclose the amount of those deposits in total dollars or as a percentage of total early stage loans. Clarify if there are minimum balance requirements or withdrawal restrictions on those funds. To the extent practicable, provide similar collateral disclosures for loans in other stages.

Response to Comment No. 33

The prospectus has been revised on page 47 in response to the Staff’s comment.

Troubled Debt Restructurings, page F-25

Comment No. 34

Please revise to include the disclosures required by ASC 310-10-50 and in the format presented therein.

Response to Comment No. 34

The notes to the financial statements have been revised on pages F-26-F-28 in response to the Staff’s comment.

Mr. Michael R. Clampitt

January 6, 2014

Note 17. Fair Value of Financial Instruments, F-32

Comment No. 35

Please revise your next amendment to disclose the information required by paragraph 820-10-50-2(b), (bb), and (h) for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed. Refer to ASC 820-10-50-2E.

Response to Comment No. 35

The notes to the financial statements have been revised on pages F-38-F40 in response to the Staff’s comment.

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact the undersigned at (202) 508-5884.

Mr. Michael R. Clampitt

January 6, 2014

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Christina M. Gattuso

Christina M. Gattuso

cc:	David Irving, SEC
Paul Cline, SEC
Jonathan E. Gottlieb, SEC